                                                                      EXHIBIT 12

                      Abbott Laboratories and Subsidiaries

                CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (Unaudited)

                       (dollars in millions except ratios)

                                                                             Year Ended December 31
                                                         -----------------------------------------------------------------
                                                          1999           1998          1997           1996           1995
                                                         ------         ------        ------         ------         ------
Net Earnings ......................................      $2,446         $2,334        $2,079         $1,874         $1,680

Add (deduct):

Income taxes ......................................         951            908           856            788            707

Capitalized interest cost, net of amortization ....          (1)             1            (1)            (4)            (7)

Equity in earnings of 20%-49% owned
companies, less dividends received ................           0              0             0              0              2

Minority interest .................................           8              7            11             16             18
                                                         ------         ------        ------         ------         ------
Net earnings as adjusted ..........................      $3,404         $3,250        $2,945         $2,674         $2,400
                                                         ------         ------        ------         ------         ------

Fixed Charges:

Interest on long-term and short-term debt .........      $  145         $  160        $  135         $   96         $   70

Capitalized interest cost .........................          13             14            14             16             19

Rental expense representative of an interest
factor.............................................          44             40            29             26             26
                                                         ------         ------        ------         ------         ------

Total Fixed Charges ...............................         202            214           178            138            115
                                                         ------         ------        ------         ------         ------

Total adjusted earnings available for
payment of fixed charges ..........................      $3,606         $3,464        $3,123         $2,812         $2,515
                                                         ======         ======        ======         ======         ======

Ratio of earnings to fixed charges ................        17.9           16.2          17.5           20.4           21.9
                                                         ======         ======        ======         ======         ======
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    NOTE: For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting net earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) the Company considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.